ORGANETIX, INC.
                                603-7th Ave S.W.
                            Calgary, Alberta T2P 2T5



                                                                  April 26, 2006


VIA ELECTRONIC TRANSMISSION
---------------------------

Ms. Amy C. Bruckner
Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0304
Washington, DC 20549


      Re: Organetix, Inc. (sometimes referred to herein as "Organetix") Response to Comment Letter, dated April 13, 2006
            ("Comment Letter") in connection with Form 8-K, filed on April 11, 2006
            File No. 000-29461 ("Current Report")

Dear Ms. Bruckner:

      In response to the Staff's Comment Letter referenced above, Organetix is herewith filing its first amendment to its Current Report. The following are Organetix's responses to the Comment Letter. The numbered paragraphs set forth below are keyed to the numbered comments in the Comment Letter and constitute management's responses thereto. Unless otherwise defined, all capitalized terms found herein, shall have the same definitions as found in the Current Report.

Ms. Amy C. Bruckner Securities and Exchange Commission
April 26, 2006
Page 2


General

      1. We have revised accordingly.

      2. We have revised accordingly.

      3. We have revised accordingly.

Organetix further acknowledges that:

      o It is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Once again, if you have any questions regarding any aspect of this filing, please do not hesitate to contact our securities counsel, Rubin, Bailin, Ortoli, Mayer & Baker LLP, Attention: William S. Rosenstadt, Esq. at 212-935-0900.



                                        Cordially,
                                        ORGANETIX, INC.


                                        By: /s/ Brad Clarke
                                        Name: L. B. (Brad) Clarke
                                        Title: President